Mail Stop 4561

October 3, 2007

Mr. Fernando Scherrer
Executive Vice President and Chief Financial Officer
First BanCorp
1519 Ponce de Leon Avenue, Stop 23
Santurce, Puerto Rico 00908

>   **Re: First BanCorp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
>   **June 30, 2007**
>   **File No. 001-14793**

Dear Mr. Sherrer:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2007:

Management's Discussion & Analysis

Provision and Allowance for Loan and Lease Losses, page 49

1. We note your disclosure on page 19 that impaired loans increased significantly to approximately $153.6 million as of June 30, 2007 but that your allowance related to impaired loans remained relatively constant compared to December 31, 2006. In

Mr. Fernando Sherrer
First BanCorp
10/03/2007
Page 2

light of the economic weaknesses in Puerto Rico and in South Florida disclosed, please tell us and in future filings disclose the following:

- the reasons why your specific allowance remained relatively unchanged from year-end while the balance of impaired loans more than doubled;
- your expectations regarding the outlook for impaired and non-performing loans;
- whether you updated prior collateral appraisals, obtained new appraisals or used other means to in determining the current value of land and/or properties related to non-current loans; and
- the impact on collateral valuations for properties located in areas with stagnant or distressed economies.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief